As filed with the Securities and Exchange Commission on January 6, 2000.
                                              1933 Act File No:
                                                               ----------------
                                              1940 Act File No:
                                                               ----------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933       [X]
         Pre-Effective Amendment No.
                                                    ---
         Post-Effective Amendment No.
                                                    ---
                                     and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [X]

Amendment No.
                                                    ---

                      Jackson National Separate Account VI
--------------------------------------------------------------------------------
                           (Exact Name of Registrant)
                     Jackson National Life Insurance Company
--------------------------------------------------------------------------------
                               (Name of Depositor)
                  5901 Executive Drive, Lansing, Michigan 48911
--------------------------------------------------------------------------------
              (Address of Depositor's Principal Executive Offices)
               Depositor's Telephone Number, including Area Code:
                                 (517) 394-3400
--------------------------------------------------------------------------------
                                                 With a copy to:
         Patrick W. Garcy                        Joan Boros
         Associate General Counsel               Partner
         Jackson National Life                   Jorden, Burt, Boros,
              Insurance Company                  Cicchetti, Berenson and
         5901 Executive Dr.                      Johnson LLP
         Lansing, MI  48911                      1025 Thomas Jefferson St.,
                                                 N.W., Suite 400 East
                                                 Washington, DC  2007
                     (Name and Address of Agent for Service)

Approximate date of proposed public offering: (Upon the effective date of this Registration Statement).

Title of Securities Being Registered
    Variable Portion of Individual Deferred Fixed and Variable Annuity Contracts

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                     JACKSON NATIONAL SEPARATE ACCOUNT - VI
                     REFERENCE TO ITEMS REQUIRED BY FORM N-4

                                                     Caption in Prospectus or
                                                     Statement of Additional
                                                     Information relating to
N-4 Item                                             each Item
--------                                             ------------------------

Part A.  Information Required in a Prospectus        Prospectus
-------  ------------------------------------        ----------

1.       Cover Page                                  Cover Page

2.       Definitions                                 Index of Special Terms

3.       Synopsis                                    Key Facts; Fee Tables

4.       Condensed Financial Information             Advertising; Appendix A -
                                                     Condensed Financial
                                                     Information

5.       General Description of Registrant,          The Company; The
         Depositor and Portfolio Companies           Separate Account;
                                                     Investment Divisions

6.       Deductions                                  Contract Charges

7.       General Description of Variable             The Annuity Contract;
         Annuity Contracts                           Purchases; Transfers;
                                                     Access To Your Money;
                                                     Income Payments (The
                                                     Income Phase); Death
                                                     Benefit; Other
                                                     Information

8.       Annuity Period                              Income Payments (The
                                                     Income Phase)

9.       Death Benefit                               Death Benefit

10.      Purchases and Contract Value                Contract Charges;
                                                     urchases

11.      Redemptions                                 Key Facts; Access To Your
                                                     Money

12.      Taxes                                       Taxes

13.      Legal Proceedings                           Other Information

14.      Table of Contents of the Statement of       Table of Contents of the
         Additional Information                      Statement of Additional
                                                     Information


         Information Required in a Statement of      Statement of
Part B.  Additional Information                      Additional Information
-------  ----------------------                      ----------------------

15.      Cover Page                                  Cover Page

16.      Table of Contents                           Table of Contents

17.      General Information and History             General Information
                                                     and History

18.      Services                                    Services

19.      Purchase of Securities Being Offered        Purchase of Securities
                                                     Being Offered

20.      Underwriters                                Underwriters

21.      Calculation of Performance Data             Calculation of
                                                     Performance

22.      Annuity Payments                            Income Payments; Net
                                                     Investment Factor

23.      Financial Statements                        Financial Statements

Part C.
-------

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

THE PERSPECTIVE COUNSELOR
FIXED AND VARIABLE ANNUITYSM

ISSUED BY JACKSON NATIONAL LIFE INSURANCE COMPANY AND JACKSON NATIONAL SEPARATE ACCOUNT - VI

o    Individual, flexible premium fixed and variable deferred annuity
o A fixed account which offers an interest rate that is guaranteed by Jackson National Life Insurance Company (Jackson National)
o Investment divisions which purchase shares of the following series of mutual funds:

     JNL Series Trust

                    JNL/J.P. Morgan Enhanced S&P 500 Enhanced Stock Index Series JNL/SSGA Enhanced Intermediate Bond Index Series
                    JNL/SSGA International Index Series
                    JNL/SSGA Russell 2000 Index Series
                    JNL/SSGA S&P 500 Index Series
                    JNL/SSGA S&P MidCap Index Series
                    PPM America/JNL Money Market Series

Please read this prospectus before you purchase a Perspective Counselor Fixed and Variable Annuity. It contains important information about the contract that you ought to know before investing. You should keep this prospectus on file for future reference.

To learn more about the Perspective Counselor Fixed and Variable Annuity contract, you can obtain a free copy of the Statement of Additional Information
(SAI) dated __________, 2000, by calling Jackson National at (800) 766-4683 or by writing Jackson National at: Annuity Service Center, P.O. Box 378002, Denver, Colorado 80237-8002. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of this prospectus. The Table of Contents of the SAI appears at the end of this prospectus. The SEC maintains a website (http://www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding registrants that file electronically with the SEC.

THE SEC HAS NOT APPROVED OR DISAPPROVED THE PERSPECTIVE COUNSELOR FIXED AND VARIABLE ANNUITY OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. IT IS A CRIMINAL OFFENSE TO REPRESENT OTHERWISE.

NOT FDIC INSURED
MAY LOSE VALUE
NO BANK GUARANTEE


                      , 2000
---------------------

"Standard & Poor's(R)", "S&P(R)", "S&P 500(R)", "Standard & Poor's 500", and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Jackson National Life Insurance Company. Please see the Statement of Additional Information which sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P.

"JNL(R)", "Jackson National(R)" and "Jackson National Life(R)" are trademarks of Jackson National Life Insurance Company.

TABLE OF CONTENTS


Key Facts

Fee Table

The Annuity Contract

The Company

The Guaranteed Accounts

The Separate Account

Investment Portfolios

Contract Charges

Purchases

Transfers

Access to Your Money

Income Payments (The Income Phase)

Death Benefit

Taxes

Other Information

Index of Special Terms

Table of Contents of the Statement of Additional Information

KEY FACTS

ANNUITY SERVICE CENTER:             1 (800) 766-4683
         Mail Address:              P.O. Box 378002, Denver, Colorado 80237-8002
         Delivery Address:          8055  East  Tufts   Avenue,   Second  Floor,
                                    Denver, Colorado 80237

INSTITUTIONAL MARKETING
GROUP SERVICE CENTER:               1 (800) 777-7779
         Mail Address:              P.O. Box 30386, Lansing, Michigan 48909-9692
         Delivery Address:          5901  Executive  Drive,  Lansing,   Michigan
                                    48911 Attn: IMG

HOME OFFICE:                        5901  Executive  Drive,  Lansing,   Michigan
                                    48911

THE ANNUITY  CONTRACT               The  fixed  and  variable  annuity  contract
                                    offered by Jackson National provides a means
                                    for investing on a  tax-deferred  basis in a
                                    fixed  account of Jackson  National  and the
                                    investment   divisions.   The   contract  is
                                    intended for retirement savings or other long-term investment purposes and provides for a death benefit and income options.

INVESTMENT OPTIONS                  You can put  money  into the  fixed  account
                                    and/or any of the investment divisions but you may not put your money in more than eighteen of the investment options during the life of your contract.

EXPENSES The contract has insurance features and investment features, and there are costs related to each.

                                    Jackson  National  makes a deduction for its
                                    insurance  charges which is equal to .65% of
                                    the daily value of the contracts invested in
                                    the   investment   divisions.   During   the
                                    accumulation phase, Jackson National deducts a $50 annual contract maintenance charge from your contract ($30 in WA).

                                    Jackson National may assess a state premium tax charge which ranges from 0-4%, depending upon the state, when you begin receiving regular income payments from your contract, when you make a withdrawal or, in states where required, at the time premium payments are made.

                                    There are also investment charges which range from .60% to .90%, on an annual basis, of the average daily value of the series, depending on the series.

PURCHASES                           You can buy a contract for $25,000 or more .
                                    You can add $5,000 or more at any time during the accumulation phase ($2,000 or more for a qualified plan contract).

ACCESS TO YOUR MONEY                You can  take  money  out of  your  contract
                                    during the accumulation phase. You may have to pay income tax and a tax penalty on any money you take out.

INCOME PAYMENTS                     You may  choose to  receive  regular  income
                                    from your annuity. During the income phase, you have the same investment choices you had during the accumulation phase.

DEATH BENEFIT                       If you  die  before  moving  to  the  income
                                    phase, the person you have chosen as your beneficiary will receive a death benefit.

FREE LOOK                           If you cancel your  contract  within  twenty
                                    days after  receiving it (or whatever period
                                    is required in your state), Jackson National
                                    will  return the  amount  your  contract  is
                                    worth on the day we  receive  your  request.
                                    This may be more or less than your  original
                                    payment.   If  required   by  law,   Jackson
                                    National will return your premium.

TAXES The Internal Revenue Code provides that you will not be taxed on the earnings on the money held in your contract until you take money out (this is referred to as tax-deferral). There are different rules as to how you will be taxed depending on how you take the money out and the basis upon which the contract is tax benefited (non-qualified or qualified).

FEE TABLE

OWNER TRANSACTION EXPENSES*

         Transfer Fee:
         $25 for each transfer in excess of 15 in a contract year ($10 in TX)

         Contract Maintenance Charge:
         $50 per contract per year ($30 in WA)

SEPARATE ACCOUNT ANNUAL EXPENSES (as a percentage of average account value)*
         Mortality and Expense Risk Charges                       .50%
         Administration Charge                                    .15%
         Total Separate Account Annual Expenses                   .65%

SERIES ANNUAL EXPENSES
(as a percentage of the series average net assets)


                                                                    Management
                                                                       And                      Total Series
                                                                  Administrative     Other         Annual
                                                                       Fee          Expenses      Expenses
----------------------------------------------------------------- --------------- ------------- --------------
JNL/J.P. Morgan Enhanced S&P 500 Enhanced
  Stock Index Series .......................................           .90%            0%        .90%
JNL/SSGA Enhanced Intermediate Bond Index Series ...........           .75%            0%        .75%
JNL/SSGA International Index Series ........................           .70%            0%        .70%
JNL/SSGA Russell 2000 Index Series .........................           .60%            0%        .60%
JNL/SSGA S&P 500 Index Series ..............................           .60%            0%        .60%
JNL/SSGA S&P MidCap Index Series ...........................           .60%            0%        .60%
PPM America/JNL Money Market Series ........................           .70%            0%        .70%


* SEE "CONTRACT CHARGES"

EXAMPLES. You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets whether you maintain, surrender or annuitize the contract:


                                                                                        Time Periods
-------------------------------------------------------------------------------- ------- --------- -------- ---------
                                                                                   1        3         5        10
                                                                                  year    years     years    years
-------------------------------------------------------------------------------- ------- --------- -------- ---------
JNL/J.P.  Morgan Enhanced S&P 500 Enhanced
  Stock Index Series ........................................                       16      50        86      187
JNL/SSGA  Enhanced Intermediate  Bond Index Series ..........                       14      45        78      170
JNL/SSGA  International  Index Series .......................                       14      43        75      165
JNL/SSGA Russell  2000 Index Series .........................                       13      40        70      153
JNL/SSGA  S&P 500 Index  Series .............................                       13      40        70      153
JNL/SSGA S&P MidCap Index Series ............................                       13      40        70      153
PPM America/JNL Money Market Series .........................                       14      43        75      165

EXPLANATION OF FEE TABLE AND EXAMPLES. The purpose of the Fee Table and Examples is to assist you in understanding the various costs and expenses that you will bear directly or indirectly. The Fee Table reflects the expenses of the separate account and the series. Premium taxes may also apply.

The Examples reflect the contract maintenance charge which is determined by dividing the total amount of such charges expected to be collected during the year by the total estimated average net assets of the investment portfolios.

THE EXAMPLES DO NOT REPRESENT PAST OR FUTURE EXPENSES. THE ACTUAL EXPENSES THAT YOU INCUR MAY BE GREATER OR LESS THAN THOSE SHOWN.

FINANCIAL STATEMENTS.

You can find the following financial statements in the SAI:

o the financial statements of Jackson National for the year ended December 31, 1999

THE ANNUITY CONTRACT

The fixed and variable annuity contract offered by Jackson National is a contract between you, the owner, and Jackson National, an insurance company. The contract provides a means for investing on a tax-deferred basis in a fixed account and investment divisions. The contract is intended for retirement savings or other long-term investment purposes and provides for a death benefit and guaranteed income options.

The contract, like all deferred annuity contracts, has two phases: (1) the accumulation phase, and (2) the income phase. During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. Under qualified plans earnings also accumulate on a tax-deferred basis.

The contract offers a fixed account. Jackson National will credit interest to the fixed account. Such interest will be credited at the annual interest rate or rates Jackson National prospectively declares from time to time. Any such rate or rates so determined will remain in effect for a period of one year so long as such deposited amount remains in the fixed account. Subsequent interest rates may be higher or lower than those rates previously set by Jackson National. Jackson National guarantees that it will credit interest at not less than 3% annually.

The contract also offers investment divisions. The investment divisions are designed to potentially offer a higher return than the fixed account. HOWEVER, THIS IS NOT GUARANTEED. IT IS POSSIBLE FOR YOU TO LOSE YOUR MONEY. If you put money in the investment portfolios, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the performance of the investment divisions you select. The amount of the income payments you receive during the income phase also will depend, in part, on the performance of the investment divisions you choose for the income phase.

As the owner, you can exercise all the rights under the contract. You and your spouse can be joint owners. You can assign the contract at any time during your lifetime but Jackson National will not be bound until it receives written notice of the assignment.

THE COMPANY

Jackson National is a stock life insurance company organized under the laws of the state of Michigan in June 1961. Its legal domicile and principal business address is 5901 Executive Drive, Lansing, Michigan 48911. Jackson National is admitted to conduct life insurance and annuity business in the District of Columbia and all states except New York. Jackson National is ultimately a wholly-owned subsidiary of Prudential plc (London, England).

Jackson National has responsibility for administration of the contracts and the Separate Account. We maintain records of the name, address, taxpayer identification number and other pertinent information for each contract owner and the number and type of contracts issued to each contract owner, and records with respect to the value of each contract.


THE FIXED ACCOUNT

If you select the fixed account, your money will be placed with Jackson National's general account assets. The fixed account is not registered with the SEC and the SEC does not review the information we provide to you about the fixed account. Your contract contains a more complete description of the fixed account.

THE SEPARATE ACCOUNT

The Jackson National Separate Account - VI was established by Jackson National on December 14, 1999, pursuant to the provisions of Michigan law, as a segregated asset account of the company. The separate account meets the definition of a "separate account" under the federal securities laws and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended.

The assets of the separate account legally belong to Jackson National and the obligations under the contracts are obligations of Jackson National. However, the contract assets in the separate account are not chargeable with liabilities arising out of any other business Jackson National may conduct. All of the income, gains and losses resulting from these assets are credited to or charged against the contracts and not against any other contracts Jackson National may issue.

The separate account is divided into investment divisions. Jackson National does not guarantee the investment performance of the separate account or the investment divisions.

INVESTMENT DIVISIONS

You can put money in any or all of the investment divisions; however, you may not allocate your money to more than eighteen investment options during the life of your contract. The investment divisions purchase shares of the following series of mutual funds:

JNL Series Trust

         JNL/J.P. Morgan Enhanced S&P 500 Stock Index Series
         JNL/SSGA Enhanced Intermediate Bond Index Series
         JNL/SSGA International Index Series
         JNL/SSGA Russell 2000 Index Series
         JNL/SSGA S&P 500 Index Series
         JNL/SSGA S&P MidCap Index Series
         PPM America/JNL Money Market Series

The series are described in the attached prospectuses for the JNL Series Trust. Jackson National Financial Services, LLC serves as investment adviser for all of the series. The sub-adviser for each series is listed in the following table:

Sub-Adviser                              Series
-----------                              ------

J.P. Morgan Investment Management Inc.   JNL/J.P. Enhanced S&P 500 Stock
                                           Index Series

PPM America, Inc.

                                         PPM America/JNL Money Market Series

State Street Global Advisors             JNL/SSGA Enhanced Intermediate Bond
                                           Index Series
                                         JNL/SSGA International Index Series
                                         JNL/SSGA Russell 2000 Index Series
                                         JNL/SSGA S&P 500 Index Series
                                         JNL/SSGA S&P MidCap Index Series

Depending on market conditions, you can make or lose money in any of the investment divisions. You should read the prospectuses for the JNL Series Trust carefully before investing. Additional investment divisions may be available in the future.

VOTING RIGHTS. To the extent required by law, Jackson National will obtain from you and other owners of the contracts instructions as to how to vote when the series solicits proxies in conjunction with a vote of shareholders. When Jackson National receives instructions, we will vote all the shares Jackson National owns in proportion to those instructions.

SUBSTITUTION. Jackson National may be required to substitute a mutual fund series with another mutual fund series or mutual fund. We will not do this without any required approval of the SEC. Jackson National will give you notice of such transactions.

CONTRACT CHARGES

There are charges and other expenses associated with the contracts that reduce the return on your investment in the contract. These charges may be a lesser amount where required by state law or as described below, but will not be increased. These charges and expenses are:

INSURANCE CHARGES. Each day Jackson National makes a deduction for its insurance charges. We do this as part of our calculation of the value of the accumulation units and annuity units. On an annual basis, this charge equals .65% of the daily value of the contracts invested in an investment division, after expenses have been deducted.

This charge is for the mortality risks, expense risks and administrative expenses assumed by Jackson National. The mortality risks that Jackson National assumes arise from our obligations under the contracts:

o to make income payments for the life of the annuitant during the income phase;
o    to provide a death benefit prior to the income date.

The expense risk that Jackson National assumes is the risk that our actual cost of administering the contracts and the investment divisions will exceed the amount that we receive from the administration charge and the contract maintenance charge.

CONTRACT MAINTENANCE CHARGE. During the accumulation phase, Jackson National deducts a $50 ($30 in Washington) annual contract maintenance charge on each anniversary of the date on which your contract was issued. If you make a complete withdrawal from your contract, the contract maintenance charge will also be deducted. This charge is for administrative expenses.

Jackson National will not deduct this charge, if when the deduction is to be made, the value of your contract is $50,000 or more. Jackson National may discontinue this practice at any time.

TRANSFER FEE. A transfer fee of $25 will apply to transfers in excess of 15 in a contract year ($10 in TX). Jackson National may waive the transfer fee in connection with pre-authorized automatic transfer programs, or may charge a lesser fee where required by state law.

OTHER EXPENSES. Jackson National pays the operating expenses of the Separate Account.

There are deductions from and expenses paid out of the assets of the series. These expenses are described in the attached prospectuses for the JNL Series Trust.

PREMIUM TAXES. Some states and other governmental entities charge premium taxes or other similar taxes. Jackson National is responsible for the payment of these taxes and may make a deduction from the value of the contract for them. Premium taxes generally range from 0% to 4% depending on the state.

INCOME TAXES. Jackson National will make a deduction from the contract for any income taxes which it incurs because of the contract. Currently, we are not making any such deduction.

DISTRIBUTION OF CONTRACTS. Jackson National Life Distributors, Inc., located at 401 Wilshire Boulevard, Suite 1200, Santa Monica, California 90401, serves as the distributor of the contracts. Jackson National Life Distributors, Inc. is a wholly-owned subsidiary of Jackson National.

Commissions may be paid to broker-dealers who sell the contracts. While commissions may vary, they are not expected to exceed 4% of any premium payment. Under certain circumstances, Jackson National may pay bonuses, overrides, and marketing allowances, in addition to the standard commissions. Jackson National may use any of its corporate assets to cover the cost of distribution, including any profit from the contract insurance charges.

PURCHASES

MINIMUM INITIAL PREMIUM:

o    $25,000 under most circumstances
o    The maximum we accept without our prior approval is $1 million.

MINIMUM ADDITIONAL PREMIUMS:

o    $5,000 ($2,000 for a qualified plan contract.)

You can pay additional premiums at any time during the accumulation phase.

The minimum that you may allocate to the fixed account or investment division is $100. There is a $100 minimum balance requirement for each fixed account and investment division.

When you purchase a contract, Jackson National will allocate your initial premium to the fixed account and/or one or more of the investment divisions you have selected. Your allocations must be in whole percentages ranging from 0% to 100%. Jackson National will allocate additional premiums in the same way unless you tell us otherwise.

There may be more than eighteen investment options available under the contract; however, you may not allocate your money to more than eighteen investment options including the fixed account during the life of your contract.

Jackson National will issue your contract and allocate your first premium within 2 business days after we receive your first premium and all information that we require for the purchase of a contract. If we do not receive all of the information that we require, we will contact you to get the necessary information. If for some reason Jackson National is unable to complete this process within 5 business days, we will either return your money or get your permission to keep it until we receive all of the required information.

The Jackson National business day closes when the New York Stock Exchange closes, usually 4:00 p.m. Eastern time.

ACCUMULATION UNITS. The contract value allocated to the investment divisions will go up or down depending on the performance of the underlying mutual fund series. In order to keep track of the value of your contract, Jackson National uses a unit of measure called an accumulation unit. (An accumulation unit is similar to a share of a mutual fund.) During the income phase it is called an annuity unit.

Every business day Jackson National determines the value of an accumulation unit for each of the investment divisions. This is done by:

     1. determining the total amount of money invested in the particular investment division;

     2.   subtracting any insurance charges;

     3.   dividing this amount by the number of outstanding accumulation units.

The value of an accumulation unit may go up or down from day to day.

When you make a premium payment, Jackson National credits your contract with accumulation units. The number of accumulation units credited is determined at the close of Jackson National's business day by dividing the amount of the premium allocated to any investment division by the value of the accumulation unit for that investment division.

TRANSFERS

You can transfer money among the fixed account and investment divisions during the accumulation phase. During the income phase, you can transfer money between investment divisions.

You can make 15 transfers every year during the accumulation phase without charge. The minimum amount that you can transfer is $100 (unless the transfer is made under a pre-authorized automatic transfer program). If the remaining value in the fixed account or investment division would be less than $100 after a transfer, you must transfer the entire value or you may not make the transfer.

TELEPHONE TRANSACTIONS. You may make transfers by telephone, unless you elect not to have this privilege. When authorizing a transfer, you must complete your telephone call by the close of Jackson National's business day (usually 4:00 p.m. Eastern time) in order to receive that day's accumulation unit value for an investment division.

Jackson National has procedures which are designed to provide reasonable assurance that telephone authorizations are genuine. Our procedures include requesting identifying information and tape recording telephone communications. Jackson National and its affiliates disclaim all liability for any claim, loss or expense resulting from any alleged error or mistake in connection with a telephone transfer which was not properly authorized by you. However, if Jackson National fails to employ reasonable procedures to ensure that all telephone transfers are properly authorized, we may be held liable for such losses. Jackson National reserves the right to modify or discontinue at any time and without notice the acceptance of instructions from someone other than you and/or the telephone transfer privilege.

ACCESS TO YOUR MONEY

You can have access to the money in your contract:

o    by making either a partial or complete withdrawal, or
o    by electing to receive income payments.

Your beneficiary can have access to the money in your contract when a death benefit is paid.

When you make a complete withdrawal you will receive:

     1.   the value of the contract on the day you made the withdrawal;

     2.   less any premium tax; and

     3.   less any contract maintenance charge.

Except in connection with the systematic withdrawal program, you must withdraw at least $500 or, if less, the entire amount in the fixed account or investment division from which you are making the withdrawal. After your withdrawal, you must have at least $100 left in the fixed account or investment division.

Your withdrawal request must be in writing. Jackson National will accept withdrawal requests submitted via facsimile. There are risks associated with not requiring original signatures in order to disburse contract holder monies.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

There are limitations on withdrawals from qualified plans.  See "Taxes."

SYSTEMATIC WITHDRAWAL PROGRAM. You can arrange to have money automatically sent to you periodically while your contract is still in the accumulation phase. You will have to pay taxes on money you receive and withdrawals you make before you reach 59 1/2 may be subject to a 10% tax penalty.

We reserve the right to charge a fee for participation or to discontinue offering this program in the future.

SUSPENSION OF WITHDRAWALS OR TRANSFERS. Jackson National may be required to suspend or delay withdrawals or transfers from an investment division when:

a) the New York Stock Exchange is closed (other than customary weekend and holiday closings);
b)   trading on the New York Stock Exchange is restricted;
c) an emergency exists so that it is not reasonably practicable to dispose of securities in the Separate Account or determine division value of its assets; or;
d)   the SEC, by order, may permit for the protection of owners.

The applicable rules and regulations of the SEC will govern whether the conditions described in (b) and/or (c) exist.

Jackson National has reserved the right to defer payment for a withdrawal or transfer from the fixed account for the period permitted by law, but not more than six months.

INCOME PAYMENTS (THE INCOME PHASE)

The income phase occurs when you begin receiving regular payments from your contract. The income date is the month and year in which those payments begin. The income date must be at least one year after your contract is issued. You can choose the income date and an income option. The income options are described below.

If you do not choose an income option, we will assume that you selected Option 3 which provides a life annuity with 120 months of guaranteed payments.

You can change the income date or income option at any time before the income date. You must give us 7 days notice. Income payments must begin by your 90th birthday under a non-qualified contract (or an earlier date under a qualified contract if required by law).

At the income date, you can choose whether payments will come from the fixed account, the investment divisions or both. Unless you tell us otherwise, your income payments will be based on the investment allocations that were in place on the income date.

You can choose to have income payments made monthly, quarterly, semi-annually, or annually. However, if you have less than $5,000 to apply toward an income option and state law permits, Jackson National may provide your payment in a single lump sum. Likewise, if your first income payment would be less than $50 and state law permits, Jackson National may set the frequency of payments so that the first payment would be at least $50.

INCOME PAYMENTS FROM INVESTMENT DIVISIONS. If you choose to have any portion of your income payments come from the investment division(s), the dollar amount of your payment will depend upon three things:

     1. the value of your contract in the investment division(s) on the income date;

     2. the 4.5% assumed investment rate used in the annuity table for the contract; and

     3.   the performance of the investment division you selected.

Jackson National calculates the dollar amount of the first income payment that you receive from the investment divisions. We then use that amount to determine the number of annuity units that you hold in each investment division. The amount of each subsequent income payment is determined by multiplying the number of annuity units that you hold in an investment division by the annuity unit value for that investment division.

The number of annuity units that you hold in each investment division does not change unless you reallocate your contract value among the investment divisions. The annuity unit value of each investment division will vary based on the investment performance of the underlying mutual fund series. If the actual investment performance exactly matches the assumed rate at all times, the amount of each income payment will remain equal. If the actual investment performance exceeds the assumed rate, your income payments will increase. Similarly, if the actual investment performance is less than the assumed rate, your income payments will decrease.

INCOME  OPTIONS.  The annuitant is the person whose life we look to when we make
income  payments.   (Each  description  assumes  that  you  are  the  owner  and annuitant.) The following income options may not be available in all states.

     Option 1 - Life Income. This income option provides monthly payments for your life.

     Option 2 - Joint and Survivor Annuity. This income option provides monthly payments for your life and for the life of another person (usually your spouse) selected by you.

     Option 3 - Life Annuity With 120 or 240 Monthly Payments Guaranteed. This income option provides monthly payments for the annuitant's life, but with payments continuing to the beneficiary for the remainder of 10 or 20 years (as you select) if the annuitant dies before the end of the selected period.

     Option 4 - Income for a Specified Period. This income option provides monthly payments for any number of years from 5 to 30.

     Additional Options - Other income options may be made available by Jackson National.

None of the income options, except Option 4, are redeemable once payments have begun. One may make partial or full withdrawals of Annuity value under Option 4. Jackson National will utilize the assumed rate of interest in commuting the value of your withdrawal. Because of the potential tax consequences of a full or partial surrender, you should consult a competent tax adviser regarding a surrender.

Participants under qualified plans as well as contract owners, annuitants, and designated beneficiaries are cautioned that you may not be able to take a partial withdrawal or surrender the contract under a qualified plan. You should seek competent advice concerning the terms and conditions of the particular qualified plan and use of the contract with that plan.

DEATH BENEFIT

The death benefit is calculated as of the date we receive complete claim forms and proof of death from the beneficiary of record.

DEATH OF OWNER BEFORE THE INCOME DATE. If you die before moving to the income phase, the person you have chosen as your beneficiary will receive a death benefit. If you have a joint owner, the death benefit will be paid when the first joint owner dies. The surviving joint owner will be treated as the beneficiary. Any other beneficiary designated will be treated as a contingent beneficiary.

The death benefit equals:

     1.   current contract value; OR

     2. the total premiums (less withdrawals, charges and premium taxes) since contract issue. -- whichever is GREATER.

From the time of death of the owner until the death benefit is determined, any amount allocated to an investment division will be subject to investment risk. This investment risk is borne by the beneficiary(ies).

The entire death benefit must be paid within 5 years of the date of death unless the beneficiary elects to have the death benefit payable under an income option. The death benefit payable under an income option must be paid over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy. Payments must begin within one year of the date of death. Unless the beneficiary chooses to receive the death benefit in a single sum, the beneficiary must elect an income option within the 60 day period beginning with the date Jackson National receives proof of death. If the beneficiary chooses to receive the death benefit in a single sum and all the necessary requirements are met, Jackson National will pay the death benefit within 7 days. If the beneficiary is your spouse, he/she can continue the contract in his/her own name at the then current contract value.

DEATH OF OWNER ON OR AFTER THE INCOME DATE. If you or a joint owner die on or after the income date, any remaining payments under the income option elected will continue at least as rapidly as under the method of distribution in effect at the date of death. If you die, the beneficiary becomes the owner. If the joint owner dies, the surviving joint owner, if any, will be the designated beneficiary. Any other beneficiary designation on record at the time of death will be treated as a contingent beneficiary. A contingent beneficiary is entitled to receive payment only after the beneficiary dies.

DEATH OF ANNUITANT. If the annuitant is not an owner or joint owner and the annuitant dies before the income date, you can name a new annuitant. If you do not name a new annuitant within 30 days of the death of the annuitant, you will become the annuitant. However, if the owner is a non-natural person (for example, a corporation), then the death of the annuitant will be treated as the death of the owner, and a new annuitant may not be named.

If the annuitant dies on or after the income date, any remaining payments will be as provided for in the income option selected. Any remaining payments will be paid at least as rapidly as under the method of distribution in effect at the annuitant's death.

TAXES

THE FOLLOWING IS GENERAL INFORMATION AND IS NOT INTENDED AS TAX ADVICE TO ANY INDIVIDUAL. YOU SHOULD CONSULT YOUR OWN TAX ADVISER. A FURTHER DISCUSSION REGARDING TAXES IS INCLUDED IN THE SAI.

The Internal Revenue Code (Code) provides that you will not be taxed on the earnings on the money held in your contract until you take money out (this is referred to as the tax-deferral that is provided by the contract or the qualified plan). There are different rules as to how you will be taxed depending on how you take the money out and the type of contract you have (non-qualified or qualified).

NON-QUALIFIED CONTRACTS - GENERAL TAXATION. You will not be taxed on increases in the value of your contract until a distribution (either as a withdrawal or as an income payment) occurs. When you make a withdrawal you are taxed on the amount of the withdrawal that is earnings. For income payments, a portion of each income payment is treated as a partial return of your premium and will not be taxed. The remaining portion of the income payment will be treated as ordinary income. How the income payment is divided between taxable and non-taxable portions depends on the period over which income payments are expected to be made. Income payments received after you have received all of your investment in the contract are treated as income.

If a non-qualified contract is owned by a non-natural person (e.g., corporation or certain other entities other than a trust holding the contract as an agent for a natural person), the contract will generally not be treated as an annuity for tax purposes.

QUALIFIED AND NON-QUALIFIED CONTRACTS. If you purchase the contract as an individual and not under any pension plan, specially sponsored program or an individual retirement annuity, your contract is referred to as a non-qualified contract.

If you purchase the contract under a pension plan, specially sponsored program, or an individual retirement annuity, your contract is referred to as a qualified contract. Examples of qualified plans are: Individual Retirement Annuities
(IRAs), Tax-Sheltered Annuities (sometimes referred to as 403(b) contracts), and pension and profit-sharing plans, which include 401(k) plans and H.R.
10 Plans.

WITHDRAWALS - NON-QUALIFIED CONTRACTS. If you make a withdrawal from your contract, the Code generally treats the withdrawal as first coming from earnings and then from your premium payments. Withdrawn earnings are includible in income. Additional information is provided in the SAI.

The Code also provides that any amount received under an annuity contract which is included in income may be subject to a 10% penalty. Some withdrawals will be exempt from the penalty. They include any amounts: (1) paid on or after the taxpayer reaches age 59 1/2; (2) paid after you die; (3) paid if the taxpayer becomes totally disabled (as that term is defined in the Code); (4) paid in a series of substantially equal payments made annually (or more frequently) for life or a period not exceeding life expectancy; (5) paid under an immediate annuity; or (6) which come from premiums made prior to August 14, 1982.

WITHDRAWALS - QUALIFIED CONTRACTS. There are special rules that govern qualified contracts. We have provided an additional discussion in the SAI.

WITHDRAWALS - TAX-SHELTERED ANNUITIES. The Code limits the withdrawal of amounts attributable to purchase payments made under a salary reduction agreement from Tax-Sheltered Annuities. Withdrawals can only be made when an owner: (1) reaches age 59 1/2; (2) leaves his/her job; (3) dies; (4) becomes disabled (as that term is defined in the Code); or (5) in the case of hardship. However, in the case of hardship, the owner can only withdraw the premium and not any earnings.

WITHDRAWALS - ROTH IRAS. Beginning in 1998, individuals may purchase a new type of non-deductible IRA, known as a Roth IRA. Qualified distributions from Roth IRAs are entirely federal income tax free. A qualified distribution requires that the individual has held the Roth IRA for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on account of the individual's death or disability, or as qualified first-time home purchase, subject to $10,000 lifetime maximum, for the individual, or for a spouse, child, grandchild, or ancestor.

WITHDRAWALS - INVESTMENT ADVISER FEES. The Internal Revenue Service has, through a series of Private Letter Rulings, held that the payment of investment adviser fees from an IRA or a Tax-Sheltered Annuity is permissible under certain circumstances and will not be considered a distribution for income tax purposes. The Rulings require that in order to receive this favorable tax treatment, the annuity contract must, under a written agreement, be solely liable (not jointly with the contract owner) for payment of the adviser's fee and the fee must actually be paid from the annuity contract to the adviser. Withdrawals from non-qualified contracts for the payment of investment adviser fees will be considered taxable distributions from the contract.

DEATH BENEFITS. Any death benefits paid under the contract are taxable to the beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate taxes may also apply.

RESTRICTIONS UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM (ORP). Contracts issued to participants in ORP contain restrictions required under the Texas Administrative Code. In accordance with those restrictions, a participant in ORP will not be permitted to make withdrawals prior to such participant's retirement, death, attainment of age 70 1/2 or termination of employment in a Texas public institution of higher education. The restrictions on withdrawal do not apply in the event a participant in ORP transfers the contract value to another approved contract or vendor during the period of ORP participation.

ASSIGNMENT. An assignment may be a taxable event. If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.

DIVERSIFICATION. The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. Jackson National believes that the underlying investments are being managed so as to comply with these requirements.

OWNER CONTROL. Neither the Code nor the Treasury Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not Jackson National would be considered the owner of the shares of the investment divisions. If you are considered to be the owner of the shares, it will result in the loss of the favorable tax treatment for the contract.

It is unknown to what extent owners are permitted to select investment divisions, to make transfers among the investment divisions or the number and type of investment divisions owners may select from without being considered the owner of the shares.

As discussed above, if you are deemed to possess too much control over the assets of the Separate Account, the Contract would not be given tax-deferred treatment and therefore the earnings allocable to the Contract would be subject to federal income tax prior to receipt by you.

If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the contract, could be treated as the owner of the investment portfolios. Due to the uncertainty in this area, Jackson National reserves the right to modify the contract in an attempt to maintain favorable tax treatment.

OTHER INFORMATION

DOLLAR COST AVERAGING. You can arrange to automatically have a regular amount of money periodically transferred into the investment divisions from the Fixed Account or any of the other investment divisions. This theoretically gives you a lower average cost per unit over time than you would receive if you made a one time purchase. The more volatile investment divisions may not result in lower average costs and such divisions may not be an appropriate source of dollar cost averaging transfers in volatile markets. Certain restrictions may apply.

Jackson National does not currently charge for participation in this program. We may do so in the future.

REBALANCING. You can arrange to have Jackson National automatically reallocate money between investment divisions periodically to keep the blend you select.

Jackson National does not currently charge for participation in this program. We may do so in the future.

FREE LOOK. If you cancel the contract within twenty days after receiving it (or whatever period is required in your state), Jackson National will return the amount your contract is worth on the day we receive your request. This may be more or less than your original payment. If required by law, Jackson National will return your premium.

ADVERTISING. From time to time, Jackson National may advertise several types of performance for the investment divisions.

o Total return is the overall change in the value of an investment in an investment division over a given period of time.
     o Standardized average annual total return is calculated in accordance with SEC guidelines.
     o Non-standardized total return may be for periods other than those required or may otherwise differ from standardized average annual total return. For example, if a series has been in existence longer than the investment division, we may show non-standardized performance for periods that begin on the inception date of the series, rather than the inception date of the investment division.
o Yield refers to the income generated by an investment over a given period of time.

Performance will be calculated by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. Performance will reflect the deduction of the insurance charges and may reflect the deduction of the contract maintenance charge. The deduction of the contract maintenance would reduce the percentage increase or make greater any percentage decrease.

MARKET TIMING AND ASSET ALLOCATION SERVICES. Market timing and asset allocation services must comply with Jackson National's administrative systems, rules and procedures.

MODIFICATION OF THE CONTRACT. Only the President, Vice President, Secretary or Assistant Secretary of Jackson National may approve a change to or waive a provision of the contract. Any change or waiver must be in writing. Jackson National may change the terms of the contract in order to comply with changes in applicable law, or otherwise as deemed necessary by Jackson National.

LEGAL PROCEEDINGS. Jackson National has been named in civil litigation proceedings which appear to be substantially similar to other litigation brought against many life insurers alleging misconduct in the sale of insurance products. These matters are sometimes referred to as market conduct litigation. The litigation against JNL purports to include certain persons in the United States who purchased life insurance and annuity products from JNL during the period from 1981 to present. JNL has retained national and local counsel experienced in the handling of such litigation. In addition, JNL is a defendant in several individual actions that involve similar issues. At this time, it is not feasible to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome in such actions.

There are no material legal proceedings, other than ordinary routine litigation incidental to the business, to which Jackson National Life Distributors, Inc., or the Jackson National Separate Account VI are parties.

QUESTIONS. If you have questions about your contract, you may call or write to us at:

o Jackson National Life Annuity Service Center: (800) 766-4683, P.O. Box 378002, Denver, Colorado 80237-8002
o Institutional Marketing Group Service Center: (800) 777-7779, P.O. Box 30386, Lansing, Michigan 48909-9692.

                             INDEX OF SPECIAL TERMS

TERM                                                                      PAGE

Accumulation Phase.......................................................

Accumulation Unit........................................................

Annuitant................................................................

Annuity Unit.............................................................

Annuity Unit Value.......................................................

Beneficiary..............................................................

Business Day.............................................................

Complete Withdrawal......................................................

Death Benefit............................................................

Expense Risk.............................................................

Fixed Account............................................................

Income Phase.............................................................

Investment Divisions.....................................................

Investment Options.......................................................

Mortality Risk...........................................................

Non-Qualified Contract...................................................

Owner....................................................................

Partial Withdrawal.......................................................

Payments.................................................................

Premium..................................................................

Qualified Contract.......................................................

          TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History .........................................

Services ................................................................

Purchase of Securities Being Offered ....................................

Underwriters ............................................................

Calculation of Performance ..............................................

Additional Tax Information ..............................................

Income Payments; Net Investment Factor ..................................

Financial Statements ....................................................

                       STATEMENT OF ADDITIONAL INFORMATION





                                FLEXIBLE PREMIUM
            INDIVIDUAL DEFERRED FIXED AND VARIABLE ANNUITY CONTRACTS
              ISSUED BY THE JACKSON NATIONAL SEPARATE ACCOUNT - VI
                   OF JACKSON NATIONAL LIFE INSURANCE COMPANY

This Statement of Additional Information is not a prospectus. It contains information in addition to and more detailed than set forth in the Prospectus and should be read in conjunction with the Prospectus dated ___________________, 2000. The Prospectus may be obtained from Jackson National Life Insurance Company by writing P. O. Box 378002, Denver, Colorado 82037-8002, or calling
1-800-766-4683. Not all investment divisions described in this SAI may be available for investment.


                                                  TABLE OF CONTENTS
                                                                           PAGE

General Information and History...............................................2
Services......................................................................2
Purchase of Securities Being Offered..........................................2
Underwriters..................................................................3
Calculation of Performance....................................................3
Additional Tax Information....................................................5
Income Payments; Net Investment Factor ......................................14
Financial Statements ........................................................15

GENERAL INFORMATION AND HISTORY

Jackson National Separate Account - VI (Separate Account) is a separate investment account of Jackson National Life Insurance Company (Jackson National). Jackson National is a wholly-owned subsidiary of Brooke Life Insurance Company, and is ultimately a wholly-owned subsidiary of Prudential plc, London, England, a life insurance company in the United Kingdom.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PORTFOLIO, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

SERVICES

Jackson National is the custodian of the assets of the Separate Account. The custodian has custody of all cash of the Separate Account and attends to the collection of proceeds of shares of the underlying fund bought and sold by the Separate Account.

Effective October 15, 1999, KPMG LLP, 303 East Wacker Drive, Chicago, Illinois 60601, assumed responsibility for certain of the other audit and reporting functions previously provided by PricewaterhouseCoopers LLP to Jackson National. These changes were put into effect by the Jackson National as of the date referenced above. Neither Jackson National nor the Separate Account has received an adverse opinion, nor were there any disagreements with PricewaterhouseCoopers LLP.

Jorden, Burt, Boros, Cicchetti, Berenson and Johnson LLP, 1025 Thomas Jefferson Street, NW, Suite 400 East, Washington, D.C. 20007-0805 has provided advice on certain matters relating to the federal securities and income tax laws in connection with the contracts described in the Prospectus.

PURCHASE OF SECURITIES BEING OFFERED

The contracts will be sold by licensed insurance agents in states where the contracts may be lawfully sold. The agents will be registered representatives of broker-dealers that are registered under the Securities Exchange Act of 1934 and members of the National Association of Securities Dealers, Inc. (NASD).

UNDERWRITERS

The contracts are offered continuously and are distributed by Jackson National Life Distributors, Inc. (JNLD), 401 Wilshire Boulevard, Suite 1200, Santa Monica, California 90401. JNLD is a subsidiary of Jackson National. No underwriting commissions are paid by Jackson National to JNLD.

CALCULATION OF PERFORMANCE

When Jackson National advertises performance for an investment division (except the PPM America/JNL Money Market Division), we will include quotations of standardized average annual total return to facilitate comparison with standardized average annual total return advertised by other variable annuity separate accounts. Standardized average annual total return for an investment division will be shown for periods beginning on the date the investment division first invested in the corresponding series. We will calculate standardized average annual total return according to the standard methods prescribed by rules of the Securities and Exchange Commission.

Standardized average annual total return for a specific period is calculated by taking a hypothetical $1,000 investment in an investment division at the offering on the first day of the period ("initial investment"), and computing the ending redeemable value ("redeemable value") of that investment at the end of the period. The redeemable value is then divided by the initial investment and expressed as a percentage, carried to at least the nearest hundredth of a percent. Standardized average annual total return is annualized and reflects the deduction of the insurance charges and the contract maintenance charge. The redeemable value also reflects the effect of any applicable withdrawal charge that may be imposed at the end of the period. No deduction is made for premium taxes which may be assessed by certain states.

Jackson National may also advertise non-standardized total return. Non-standardized total return may be for periods other than those required to be presented or may otherwise differ from standardized average annual total return. The contract is designed for long term investment, therefore Jackson National believes that non-standardized total return that does not reflect the deduction of any applicable withdrawal charge may be useful to investors. Reflecting the deduction of the withdrawal charge decreases the level of performance advertised. Non-standardized total return may also assume a larger initial investment which more closely approximates the size of a typical contract.

Standardized average annual total return quotations will be current to the last day of the calendar quarter preceding the date on which an advertisement is submitted for publication. Both standardized average annual total return quotations and non-standardized total return quotations will be based on rolling calendar quarters and will cover at least periods of one, five, and ten years, or a period covering the time the investment division has been in existence, if it has not been in existence for one of the prescribed periods. If the corresponding series has been in existence for longer than the investment division, the non-standardized total return quotations will show the investment performance the investment division would have achieved (reduced by the applicable charges) had it been invested in the series for the period quoted. Standardized average annual total return is not available for periods before the investment division was in existence.

Quotations of standardized average annual total return and non-standardized total return are based upon historical earnings and will fluctuate. Any quotation of performance should not be considered a guarantee of future performance. Factors affecting the performance of an investment division and it corresponding series include general market conditions, operating expenses and investment management. An owner's withdrawal value upon surrender of a contract may be more or less than original cost.

The JNL/SSGA Enhanced Intermediate Bond Index Series, the JNL/SSGA International Index Series, the JNL/SSGA Russell 2000 Index Series, the JNL/SSGA S&P 500 Index Series, and the JNL/SSGA S&P MidCap Index Series had not commenced operations as of [the date of this statement of additional information.__________.


Jackson National may advertise the current annualized yield for a 30-day period for an investment division. The annualized yield of an investment division refers to the income generated by the investment division over a specified 30-day period. Because this yield is annualized, the yield generated by an investment division during the 30-day period is assumed to be generated each 30-day period. The yield is computed by dividing the net investment income per accumulation unit earned during the period by the price per unit on the last day of the period, according to the following formula:

                   a-b   6
YIELD   =       2[(---+1)  -1]
                   cd


Where:

      a          =      net  investment  income  earned during the
                        period by the Series  attributable to shares
                        owned by the investment portfolio.
      b          =      expenses  for  the  investment  portfolio
                        accrued    for    the    period    (net   of
                        reimbursements).
      c          =      the average  daily number of  accumulation
                        units outstanding during the period.
      d          =      the   maximum    offering    price   per
                        accumulation unit on the last day of the period.

Net investment income will be determined in accordance with rules established by the Securities and Exchange Commission. Accrued expenses will include all recurring fees that are charged to all contracts.

Because of the charges and deductions imposed by the Separate Account, the yield for an investment division will be lower than the yield for the corresponding series. The yield on amounts held in the investment division normally will fluctuate over time. Therefore, the disclosed yield for any given period is not an indication or representation of future yields or rates of return. An investment division's actual yield will be affected by the types and quality of portfolio securities held by the series and the series operating expenses.

Any current yield quotations of the PPM America/JNL Money Market Division, subject to Rule 482 of the Securities Act of 1933, will consist of a seven calendar day historical yield, carried at least to the nearest hundredth of a percent. We may advertise yield for the Division based on different time periods, but we will accompany it with a yield quotation based on a seven day calendar period. The PPM America/JNL Money Market Division's yield will be calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one accumulation unit at the beginning of the base period, subtracting a hypothetical charge reflecting deductions from contracts, and dividing the net change in account value by the value of the account at the beginning of the period to obtain a base period return and multiplying the base period return by (365/7). The PPM America/JNL Money Market Division's effective yield is computed similarly but includes the effect of assumed compounding on an annualized basis of the current yield quotations of the Division.

The PPM America/JNL Money Market Division's yield and effective yield will fluctuate daily. Actual yields will depend on factors such as the type of instruments in the series' portfolio, portfolio quality and average maturity, changes in interest rates, and the series' expenses. Although the investment division determines its yield on the basis of a seven calendar day period, it may use a different time period on occasion. The yield quotes may reflect the expense limitations described in the series' Prospectus or Statement of Additional Information. There is no assurance that the yields quoted on any given occasion will be maintained for any period of time and there is no guarantee that the net asset values will remain constant. It should be noted that neither a contract owner's investment in the PPM America/JNL Money Market Division nor that Division's investment in the PPM America/JNL Money Market Series, is guaranteed or insured. Yields of other money market funds may not be comparable if a different base or another method of calculation is used.

ADDITIONAL TAX INFORMATION

NOTE: INFORMATION CONTAINED HEREIN SHOULD NOT BE SUBSTITUTED FOR THE ADVICE OF A PERSONAL TAX ADVISER. JACKSON NATIONAL DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY CONTRACT OR ANY TRANSACTION INVOLVING THE CONTRACTS.
PURCHASERS BEAR THE COMPLETE RISK THAT THE CONTRACTS MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT SPECIAL RULES NOT DESCRIBED IN THE PROSPECTUS MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS.

General

Section 72 of the Internal Revenue Code of 1986, as amended (the "Code"), governs taxation of annuities in general. An individual owner is not taxed on increases in the value of a contract until distribution occurs, either in the form of a withdrawal or as annuity payments under the annuity option elected. For a withdrawal received as a total surrender (total redemption or a death benefit), the recipient is taxed on the portion of the payment that exceeds the cost basis of the contract. For a payment received as a partial withdrawal, federal tax liability is generally determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the contract is withdrawn. For contracts issued in connection with non-qualified plans, the cost basis is generally the premiums, while for contracts issued in connection with qualified plans there may be no cost basis. The taxable portion of a withdrawal is taxed at ordinary income tax rates. Tax penalties may also apply.

For annuity payments, a portion of each payment in excess of an exclusion amount is includable in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the contract (adjusted for any period certain or refund feature) bears to the expected return under the contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the contract has been recovered (i.e. when the total of the excludable amounts equals the investment in the contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of qualified plans there may be no cost basis in the contract within the meaning of Section 72 of the Code. Owners, annuitants and beneficiaries under the contracts should seek competent financial advice about the tax consequences of distributions.

Jackson National is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from Jackson National and its operations form a part of Jackson National.

Withholding Tax on Distributions

The Code generally requires Jackson National (or, in some cases, a plan administrator) to withhold tax on the taxable portion of any distribution or withdrawal from a contract. For "eligible rollover distributions" from contracts issued under certain types of qualified plans, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" to another eligible plan in a direct transfer. This requirement is mandatory and cannot be waived by the owner.

An "eligible rollover distribution" is the estimated taxable portion of any amount received by a covered employee from a plan qualified under Section 401(a) or 403(a) of the Code, or from a tax sheltered annuity qualified under Section 403(b) of the Code (other than (1) a series of substantially equal annuity payments for the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee, and his or her designated beneficiary, or for a specified period of ten years or more; (2) minimum distributions required to be made under the Code; and (3) hardship withdrawals). Failure to "rollover" the entire amount of an eligible rollover distribution (including an amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a penalty tax on premature withdrawals, described later in this section.

Withdrawals or distributions from a contract other than eligible rollover distributions are also subject to withholding on the estimated taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming 3 withholding exemptions.

Generally, the amount of any payment of interest to a non-resident alien of the United States shall be subject to withholding of a tax equal to thirty (30%) percent of such amount or, if applicable, a lower treaty rate. A payment may not be subject to withholding where the recipient sufficiently establishes that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and such payment is included in recipient's gross income.

Diversification -- Separate Account Investments

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the contract as an annuity contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to the receipt of payments under the contract. The Code contains a safe harbor provision which provides that annuity contracts such as the contracts meet the diversification requirements if, as of the close of each calendar quarter, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S.
government securities and securities of other regulated investment companies.

The Treasury Department has issued Regulations establishing diversification requirements for the mutual funds underlying variable contracts. The Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, a mutual fund will be deemed adequately diversified if
(1) no more than 55% of the value of the total assets of the mutual fund is represented by any one investment; (2) no more than 70% of the value of the total assets of the mutual fund is represented by any two investments; (3) no more than 80% of the value of the total assets of the mutual fund is represented by any three investments; and (4) no more than 90% of the value of the total assets of the mutual fund is represented by any four investments.

Jackson National intends that each series of the JNL Series Trust will be managed by its respective investment adviser in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which contract owner control of the investments of the Separate Account will cause the contract owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment of the contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of owner control which may be exercised under the contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to receipt of payments under the contract.

As discussed above, if you are deemed to possess too much control over the assets of the Separate Account, the contract would not be given tax-deferred treatment and therefore the earnings allocable to the contract would be subject to federal income tax prior to receipt by you.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the owner being retroactively determined to be the owner of the assets of the Separate Account.

Due to the uncertainty in this area, Jackson National reserves the right to modify the contract in an attempt to maintain favorable tax treatment.

Multiple Contracts

The Code provides that multiple annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such multiple contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. Owners should consult a tax adviser prior to purchasing more than one annuity contract in any calendar year.

Contracts Owned by Other than Natural Persons

Under Section 72(u) of the Code, the investment earnings on premiums for contracts will be taxed currently to the owner if the owner is a non-natural person, e.g., a corporation or certain other entities. Such contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to contracts held by a trust or other entity as an agent for a natural person nor to contracts held by certain qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a contract to be owned by a non-natural person.

Tax Treatment of Assignments

An assignment or pledge of a contract may have tax consequences, and may also be prohibited by ERISA in some circumstances. Owners should, therefore, consult competent legal advisers should they wish to assign or pledge their contracts.

Qualified Plans

The contracts offered by the Prospectus are designed to be suitable for use under various types of qualified plans. Taxation of owners in each qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, annuitants and beneficiaries are cautioned that benefits under a qualified plan may be subject to the terms and conditions of the plan, regardless of the terms and conditions of the contracts issued to fund the plan.

Tax Treatment of Withdrawals

Non-Qualified Plans

Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the contract value exceeds the aggregate premiums made, any amount withdrawn not in the form of an annuity payment will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are included in a taxpayer's gross income. Section 72 further provides that a 10% penalty will apply to the income portion of any distribution. The penalty is not imposed on amounts received: (1) after the taxpayer reaches 59 1/2; (2) upon the death of the owner; (3) if the taxpayer is totally disabled as defined in Section 72(m)(7) of the Code; (4) in a series of substantially equal periodic payments made at least annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his beneficiary; (5) under an immediate annuity; or (6) which are allocable to premium payments made prior to August 14, 1982.

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Qualified Plans

In the case of a withdrawal under a qualified contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a qualified contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including contracts issued and qualified under Code Sections 401 (Pension and Profit Sharing plans), 403(b) (tax-sheltered annuities) and 408 and 408A (IRAs). To the extent amounts are not included in gross income because they have been rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed.

The tax penalty will not apply to the following distributions: (1) if distribution is made on or after the date on which the owner or annuitant (as applicable) reaches age 59 1/2; (2) distributions following the death or disability of the owner or annuitant (as applicable) (for this purpose "disability" is defined in Section 72(m)(7) of the Code); (3) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the owner or annuitant (as applicable) or the joint lives (or joint life expectancies) of such owner or annuitant (as applicable) and his or her designated beneficiary; (4) distributions to an owner or annuitant (as applicable) who has separated from service after he has attained age 55; (5) distributions made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code
Section 213 to the owner or annuitant (as applicable) for amounts paid during the taxable year for medical care; (6) distributions made to an alternate payee pursuant to a qualified domestic relations order; (7) distributions from an IRA for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the contract owner or annuitant (as applicable) and his or her spouse and dependents if the contract owner or annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the contract owner or annuitant (as applicable) has been re-employed for at least 60 days); (8) distributions from an Individual Retirement Annuity made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the owner or annuitant (as applicable) for the taxable year; and (9) distributions from an Individual Retirement Annuity made to the owner or annuitant (as applicable) which are qualified first time home buyer distributions (as defined in Section 72(t)(8) of the Code). The exception stated in items (4) and (6) above do not apply in the case of an IRA. The exception stated in (3) above applies to an IRA without the requirement that there be a separation from service.

With respect to (3) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Withdrawals of amounts attributable to contributions made pursuant to a salary reduction agreement (in accordance with Section 403(b)(11) of the Code) are limited to the following: when the owner attains age 59 1/2, separates from services, dies, becomes disabled (within the meaning of Section 72(m)(7) of the Code), or in the case of hardship. Hardship withdrawals do not include any earnings on salary reduction contributions. These limitations on withdrawals apply to: (1) salary reduction contributions made after December 31, 1988; (2) income attributable to such contributions; and (3) income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers or exchanges between certain qualified plans. Tax penalties may also apply. While the foregoing limitations only apply to certain contracts issued in connection with Section 403(b) qualified plans, all owners should seek competent tax advice regarding any withdrawals or distributions.

The taxable portion of a withdrawal or distribution from contracts issued under certain types of plans may, under some circumstances, be "rolled over" into another eligible plan so as to continue to defer income tax on the taxable portion. Effective January 1, 1993, such treatment is available for an "eligible rollover distribution" made by certain types of plans (as described above under "Taxes -- Withholding Tax on Distributions") that is transferred within 60 days of receipt into another eligible plan or an IRA, or an individual retirement account described in section 408(a) of the Code. Plans making such eligible rollover distributions are also required, with some exceptions specified in the Code, to provide for a direct transfer of the distribution to the transferee plan designated by the recipient.

Amounts received from IRAs may also be rolled over into other IRAs, individual retirement accounts or certain other plans, subject to limitations set forth in the Code.

Generally, distributions from a qualified plan must commence no later than April 1 of the calendar year following the year in which the employee attains the later of age 70 1/2 or the date of retirement. In the case of an IRA, distribution must commence no later than April 1 of the calendar year following the year in which the owner attains age 70 1/2. Required distributions must be over a period not exceeding the life or life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

Partial Withdrawals after Annuity Payments Begin

The Treasury Regulations under Section 72 of the Code provide that if after the date of the first receipt of a payment as an annuity, the annuitant receives a lump sum and is thereafter to receive annuity payments in a reduced amount under the contract for the same term, life, or lives as originally specified in the contract, then a portion of the contract shall be considered to have been surrendered or redeemed in consideration of the payment of such lump sum and the exclusion ratio originally determined for the contract shall continue to apply to the amounts received as an annuity without regard to the fact that such amounts are less than the original amounts which were to be paid periodically. The Regulations also provide that the portion of the lump sum received that is allocable to the annuitant's investment in the contract will be excludable from the gross income of the annuitant.

Jackson National understands, however, that the Internal Revenue Service has tentatively taken the position that the provisions of the Regulations summarized above were superseded by the statutory changes which now require that any distribution under a deferred annuity must be included in taxable income to the extent that it does not exceed the amount of the deferred income accumulated under the contract. Jackson National further understands that, under the position that the IRS has tentatively taken, the amount of any lump sum partial distribution under an immediate annuity would be taxable in full even if the amount of that distribution exceeds the amount of the deferred income under the contract.

It is not certain whether the IRS will adopt the position that it has tentatively taken or that its position is a correct application of the provisions of the Section 72 of the Code. Any annuitant who plans to take a partial withdrawal under the contract after the annuity starting date, should consult a competent tax adviser to determine the tax consequences of such a withdrawal.

Types of Qualified Plans

The following are general descriptions of the types of qualified plans with which the contracts may be used. Such descriptions are not exhaustive and are for general information purposes only. The tax rules regarding qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a contract issued under a qualified plan.

Contracts issued pursuant to qualified plans include special provisions restricting contract provisions that may otherwise be available and described in the Prospectus. Generally, contracts issued pursuant to qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from qualified plan contracts.

         (a) Tax-Sheltered Annuities

         Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c) (3) of the Code. These qualifying employers may make contributions to the contracts for the benefit of their employees. Such contributions are not included in the gross income of the employee until the employee receives distributions from the contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, non-discrimination and withdrawals. Employee loans are not allowed under these contracts. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

         (b) Individual Retirement Annuities

         Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's taxable income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Sales of contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of contracts to be qualified as IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment.

         (c) Pension and Profit-Sharing Plans

         Sections 401(a) and 401(k) of the Code permit employers, including self-employed individuals, to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be included in the gross income of the employee until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, transferability of benefits, withdrawals and surrenders. Purchasers of contracts for use with pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

         (d) Non-Qualified Deferred Compensation Plans -- Section 457

         Under Section 457 of the Code, governmental and certain other tax-exempt employers may establish, for the benefit of their employees, deferred compensation plans which may invest in annuity contracts. The Code, as in the case of qualified plans, establishes limitations and restrictions on eligibility, contributions and distributions. Under these plans, contributions made for the benefit of the employees will not be included in the employees' gross income until distributed from the plan.

         (e) Roth IRAs

         Section 408A of the Code provides that beginning in 1998, individuals may purchase a new type of non-deductible IRA, known as a Roth IRA. Purchase payments for a Roth IRA are limited to a maximum of $2,000 per year and are not deductible from taxable income. Lower maximum limitations apply to individuals with adjusted gross incomes between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall $2,000 annual limitation continues to apply to all of a taxpayer's IRA contributions, including Roth IRAs and non-Roth IRAs.

         Qualified distributions from Roth IRAs are free from federal income tax. A qualified distribution requires that the individual has held the Roth IRA for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution which is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA. The 10% penalty tax and the regular IRA exceptions to the 10% penalty tax apply to taxable distributions from a Roth IRA.

         Amounts may be rolled over from one Roth IRA to another Roth IRA. Furthermore, an individual may make a rollover contribution from a non-Roth IRA to a Roth IRA, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution. There are no similar limitations on rollovers from a Roth IRA to another Roth IRA.

INCOME PAYMENTS; NET INVESTMENT FACTOR
See "Income Payments (The Income Phase)" in the Prospectus.

The net investment factor is an index applied to measure the net investment performance of an investment division from one valuation date to the next. Since the net investment factor may be greater or less than or equal to one, and the factor that offsets the 4.5% investment rate assumed is slightly less than one, the value of an annuity unit (which changes with the product of that factor) and the net investment may increase, decrease or remain the same.

The net investment factor for any investment division for any valuation period during the accumulation and annuity phases is determined by dividing (a) by (b) and then subtracting (c) from the result where:

         (a)      is the net result of:

                  (1) the net asset value of a series share held in the investment division determined as of the valuation date at the end of the valuation period, plus

                  (2) the per share amount of any dividend or other distribution declared by the series if the "ex-dividend" date occurs during the valuation period, plus or minus

                  (3) a per share credit or charge with respect to any taxes paid or reserved for by Jackson National during the valuation period which are determined by Jackson National to be attributable to the operation of the investment division (no federal income taxes are applicable under present law);

         (b) is the net asset value of the series share held in the investment division determined as of the valuation date at the end of the preceding valuation period; and

         (c) is the asset charge factor determined by Jackson National for the valuation period to reflect the charges for assuming the mortality and expense risks and the administration charge

FINANCIAL STATEMENTS

JNL's financial statements should be considered only as bearing upon our ability to meet our obligations under the contract. Separate Account VI has not yet commenced operations, has no assets, and, therefore no financial statements are included.

                            TO BE FILED BY AMENDMENT

PART C.  OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

         (a) Financial Statements:
                  (1)      Financial  statements and schedules  included in Part
                           A:

                           Not Applicable

                  (2)      Financial  statements and schedules  included in Part
                           B:

                           To be filed by Amendment.

Item 24.(b)  Exhibits

Exhibit
No.               Description

1.                Resolution   of   Depositor's   Board  of   Directors
                  authorizing the establishment of the Registrant, attached hereto.

2.                Not Applicable

3.                Distribution Agreement, to be filed by Amendment.

4.a. Form of the Perspective Counselor Fixed and Variable Annuity Contract, attached hereto.

4.b. Form of the Perspective Counselor Fixed and Variable Annuity Contract (Unisex Tables), attached hereto.

5. Form of the Perspective Counselor Fixed and Variable Annuity Application, attached hereto.

6.a. Articles of Incorporation of Depositor, Incorporated by Reference to Pre-Effective Amendment No. 1 on Form N-4; Files No. 333-70697 and 811-09119 as filed on or about August 13, 1999.

6.b.              Bylaws   of   Depositor,.   Incorporated   by   Reference   to
                  Pre-Effective Amendment No. 1 on Form N-4; Files No. 333-70697 and 811-09119 as filed on or about August 13, 1999.

7.                Not Applicable

8.                Not Applicable

9.                Opinion and Consent of Counsel, to be filed by Amendment.

10.               Consent of Independent Accountants, to be filed by Amendment.

11.               Not Applicable

12.               Not Applicable

13.               Not Applicable

Item 25.  Directors and Officers of the Depositor

         Name and Principal                 Positions and Offices
         Business Address                   with Depositor

         John B. Banez                      Vice President -
         5901 Executive Drive               Systems and Programming
         Lansing, Michigan  48911

         Barry L. Bulakites                 Vice President - Resource
         5901 Executive Drive               Development
         Lansing, Michigan 48911

         Peter Davis                        Chairman and Director
         142 Holborn Bars
         London, England  EC1N 2NH

         Connie J. (Dalton) Van Doorn       Vice President -
         5901 Executive Drive               Variable Annuity
         Lansing, Michigan 48911            Administration

         Gerald W. Decius                   Vice President -
         5901 Executive Drive               Systems Model Office
         Lansing, Michigan 48911

         Lisa C. Drake                      Vice President & Actuary
         5901 Executive Drive
         Lansing, Michigan 48911

         Jay A. Elliott                     Senior Vice President -
         5901 Executive Drive               Divisonal Director Northeast
         Lansing, Michigan  48911

         Joseph D. Emanuel                  Vice President & Associate
         5901 Executive Drive               General Counsel
         Lansing, Michigan 48911

         Robert A. Fritts                   Vice President &
         5901 Executive Drive               Controller - Financial
         Lansing, Michigan 48911            Operations

         William A. Gray                    Senior Vice President -
         5901 Executive Drive               Product Development & Special
         Lansing, Michigan 48911            Markets

         Victor Gallo                       Vice President -
         5901 Executive Drive               Group Pension
         Lansing, Michigan 48911

         James D. Garrison                  Vice President - Tax
         5901 Executive Drive
         Lansing, Michigan 48911

         Rhonda K. Grant                    Vice President - Government
         5901 Executive Drive               Relations
         Lansing, Michigan 48911

         Alan C. Hahn                       Senior Vice President -
         5901 Executive Drive               Marketing
         Lansing, Michigan  48911

         Andrew B. Hopping                  Executive Vice President,
         5901 Executive Drive               Chief Financial Officer and
         Lansing, Michigan 48911            Director

         Wyvetter A. Holcomb                Vice President - Telephone
         5901 Executive Drive               Service Center
         Lansing, Michigan 48911

         Stephen A. Hrapkiewicz             Vice President - Human
         5901 Executive Drive               Resources
         Lansing, Michigan 48911

         Brion S. Johnson                   Vice President -
         5901 Executive Drive               Financial Operations
         Lansing, Michigan 48911            and Treasurer

         Timo P. Kokko                      Vice President - Support
         5901 Executive Drive               Services
         Lansing, Michigan 48911

         Everett W. Kunzelman               Vice President - Underwriting
         5901 Executive Drive
         Lansing, Michigan 48911

         Charles R. Copley, Jr.             Vice President - Corporate
         5901 Executive Drive               Communications
         Lansing, Michigan 48911

         David B. LeRoux
         Senior Vice President -
         5 Becker Farm Rd. 4th Floor        Group Pension
         Roseland, New Jersey 07068

         Lynn W. Lopes                      Vice President - Group
         5 Becker Farm Rd. 4th Floor        Pension
         Roseland, New Jersey 07068

         Clark P. Manning                   Chief Operating Officer
         5901 Executive Drive
         Lansing, Michigan 48911

         Thomas J. Meyer                    Senior Vice President,
         5901 Executive Drive               General Counsel and
         Lansing, Michigan 48911            Secretary

         Keith R. Moore                     Vice President - Technology
         5901 Executive Drive
         Lansing, Michigan 48911

         P. Chad Myers                      Vice President - Asset
         5901 Executive Drive               Liability Management
         Lansing, Michigan 48911

         J. George Napoles                  Senior Vice President and
         5901 Executive Drive               Chief Information Officer
         Lansing, Michigan 48911

         John O. Norton                     Vice President - Actuary
         5901 Executive Drive
         Lansing, Michigan 48911

         Mark Nerud                         Vice President - Fund
         225 West Wacker Drive              Accounting and Administration
         Suite 120
         Chicago, Illinois 60606

         Bradley J. Powell                  Vice President -
         5901 Executive Drive               Institutional Marketing Group
         Lansing, Michigan 48911

         James B. Quinn                     Vice President - Broker
         5901 Executive Drive               Management
         Lansing, Michigan 48911

         Robert P. Saltzman                 President, Chief Executive
         5901 Executive Drive               Officer and Director
         Lansing, Michigan 48911

         Barbara L. Snyder                  Senior Vice President and
         5901 Executive Drive               Chief Actuary
         Lansing, Michigan 48911

         Scott L. Stolz                     Senior Vice President -
         5901 Executive Drive               Administration
         Lansing, Michigan 48911

         Robert M. Tucker                   Vice President - Technical
         5901 Executive Drive               Support
         Lansing, Michigan 48911

Item 26.  Persons Controlled by or Under Common Control with the
                  Depositor or Registrant.

                  State of          Control/
Company           Organization      Ownership             Principal Business
-------           ------------      ---------             ------------------

Anoka Realty      Delaware          100% Jackson          Realty
                                    National Life
                                    Insurance
                                    Company

Brooke            Delaware          100%                  Holding Company
Holdings, Inc.                      Holborn               Activities
                                    Delaware
                                    Partnership

Brooke            Delaware          100% Brooke           Holding Company
Finance                             Holdings, Inc.        Activities

Brooke Life       Michigan          100% Brooke           Life Insurance
Insurance                                                 Holdings, Inc.
Company

Carolina          North             93.73% Jackson        Manufacturing
Steel             Carolina          National Life         Company
                                    Insurance
                                    Company

Cherrydale        Delaware          96.4% Jackson         Candy
Farms, Inc.                         National Life
                                    Insurance
                                    Company

Cherrydale        Delaware          72.5% Jackson         Holding Company
Holdings, Inc.                      National Life         Activities
                                    Insurance
                                    Company

Chrissy           Delaware          100% Jackson          Advertising Agency
Corporation                         National Life
                                    Insurance
                                    Company

Holborn           Delaware          80% Prudential        Holding Company
Delaware                            One Limited,          Activities
Partnership                         10% Prudential
                                    Two Limited,
                                    10% Prudential
                                    Three Limited

IPM Products      Delaware          71.4% Jackson         Auto Parts
Corp.                               National Life
                                    Insurance Company

Jackson           USA               100% JNL              Savings & Loan
Federal                             Thrift Holdings,
Savings Bank                        Inc.

Jackson           Michigan          100% Jackson          Investment Adviser,
National                            National Life         and Transfer Agent
Financial                           Insurance
Services, LLC                       Company

Jackson           Delaware          100% Jackson          Advertising/
National                            National Life         Marketing
Life                                Insurance             Corporation and
Distributors,                       Company               Broker/Dealer
Inc.

Jackson           New York          100%                  Life Insurance
National                            Jackson
Life Insurance                      National Life
Company of                          Insurance
New York                            Company

JNL Series        Massachusetts     Common Law            Investment Company
Trust                               Trust with
                                    contractual
                                    association
                                    with Jackson
                                    National Life
                                    Insurance
                                    Company of New
                                    York

JNL Thrift        Michigan          100% Jackson          Holding Company
Holdings, Inc.                      National Life
                                    Insurance
                                    Company

JNL Variable      Delaware          100% Jackson          Investment Company
Fund LLC                            National
                                    Separate
                                    Account - I

LePages,          Delaware          100% Jackson          Adhesives
Inc.                                National Life
                                    Insurance
                                    Company

LePages           Delaware          100% Jackson          Adhesives
Management                          National Life
Co., LLC                            Insurance
                                    Company

National          Delaware          100% National         Broker/Dealer
Planning                            Planning              and Investment
Corporation                         Holdings, Inc.        Adviser

National          Delaware          100% Brooke           Holding Company
Planning                            Holdings, Inc.        Activities
Holdings, Inc.

Prudential        United            100%                  Holding Company
Corporation       Kingdom           Prudential
Holdings                            Corporation
Limited                             PLC

Prudential        United            Publicly              Financial
PLC               Kingdom           Traded                Institution
Prudential        England and       100%                  Holding
One Limited       Wales             Prudential            Company
                                    Corporation           Activities
                                    Holdings
                                    Limited

Prudential        England and       100%                  Holding
Two Limited       Wales             Prudential            Company
                                    Corporation           Activities
                                    Holdings
                                    Limited

Prudential        England and       100%                  Holding
Three Limited     Wales             Prudential            Company
                                    Corporation           Activities
                                    Holdings
                                    Limited

SII               Wisconsin         100%                  Broker/Dealer
Investments,                        National
Inc.                                Planning
                                    Holdings, Inc.

Item 27. Number of Contract Owners as of December 31, 1999.

                  0

Item 28.  Indemnification

         Provision is made in the Company's Amended By-Laws for indemnification by the Company of any person who was or is a party or is threatened to be made a party to a civil, criminal, administrative or investigative action by reason of the fact that such person is or was a director, officer or employee of the Company, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceedings, to the extent and under the circumstances permitted by the General Corporation Law of the State of Michigan.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriter

         (a) Jackson National Life Distributors, Inc. will act as general distributor for Jackson National Separate Account VI. Jackson National Life Distributors, Inc. also acts as general distributor for Jackson National Separate Account - I, Jackson National Separate Account III, Jackson National Separate Account V, and the JNLNY Separate Account I and JNLNY Separate Account II.

         (b) Directors and Officers of Jackson National Life Distributors, Inc.:

         Name and                           Positions and Offices
         Business Address                   with Underwriter

         Robert P. Saltzman                 Director
         5901 Executive Dr.
         Lansing, MI  48911

         Andrew B. Hopping                  Director, Vice President
         5901 Executive Dr.                 Chief Financial Officer and
         Lansing, MI  48911                 Treasurer



         Michael A. Wells                   Director, President and
         401 Wilshire Blvd.                 Chief Executive Officer
         Suite 1200
         Santa Monica, CA 90401

         Mark D. Nerud                      Vice President, Chief
         225 West Wacker Drive              Operating Officer and
         Suite 1200                         Assistant Treasurer
         Chicago, IL 60606

         Willard Barrett                    Senior Vice President -
         3500 S. Blvd., Ste. 18B            Divisional Director West
         Edmond, OK 73013

         Jay A. Elliott                     Senior Vice President -
         10710 Midlothian Turnpike          Divisional Director Northeast
         Suite 301
         Richmond, VA 23235

         Douglas K. Kinder                  Senior Vice President -
         1018 W. St. Maartens Dr.           Divisional Director Midwest
         St. Joseph, MO 64506

         Scott W. Richardson                Senior Vice President -
         900 Circle 75 Parkway              Divisional Director Southeast
         Suite 1750
         Atlanta, GA 30339

         Gregory B. Salsbury                Senior Vice President -
         401 Wilshire Blvd.                 Resource Development
         Suite 1200
         Santa Monica, CA 90401

         Sean P. Blowers                    Vice President - Marketing
         401 Wilshire Boulevard             Services
         Suite 1200
         Santa Monica, California 90401

         Barry L. Bulakites                 Vice President - Sales/Deal
         401 Wilshire Blvd.                 Direct
         Suite 1200
         Santa Monica, CA 90401

         Michael A. Hamilton                Vice President - Resource
         401 Wilshire Blvd.                 Development
         Suite 1200
         Santa Monica, CA 90401

         Christine A. Pierce-Tucker         Senior Vice President -
         401 Wilshire Boulevard             Marketing
         Suite 1200
         Santa Monica, California 90401

         Stephen J. Pilger                  Vice President - Key Accounts
         401Wilshire Blvd.
         Suite 1200
         Santa Monica, CA 90491

         (c)

                  New Under-       Compensation
                  writing          on
Name of           Discounts        Redemption
Principal         and              or Annuiti-     Brokerage
Underwriter       Commissions      zation          Commissions      Compensation
-----------       -----------      ------          -----------      ------------

Jackson
National
Life              Not              Not             Not              Not
Distributors,     Applicable       Applicable      Applicable       Applicable
Inc.

Item 30. Location of Accounts and Records

                  Jackson National Life Insurance Company
                  5901 Executive Drive
                  Lansing, Michigan 48911

                  Jackson National Life Insurance Company
                  8055 East Tufts Ave., Second Floor
                  Denver, Colorado 80237

                  Jackson National Life Insurance Company
                  225 West Wacker Drive, Suite 1200
                  Chicago, IL  60606

Item 31. Management Services

                  Not Applicable

Item 32. Undertakings and Representations

         (a) Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 moths old for so long as payments under the variable annuity contracts may be accepted.

         (b) Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

         (c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

         (d) Jackson National Life Insurance Company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Jackson National Life Insurance Company.

         (e) The Registrant hereby represents that any contract offered by the prospectus and which is issued pursuant Section 403(b) if the Internal Revenue Code of 1986 as amended, is issued by the Registrant in reliance upon, and in compliance with, the Securities and Exchange Commission's industry-wide no-action letter to the American Council of Life Insurance (publicly available November 28, 1988) which permits withdrawal restrictions to the extent necessary to comply with IRC
                  Section 403(b)(11).

                                   SIGNATURES

         As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, in the City of Lansing, and State of Michigan, on this 6th day of January, 2000.

                                    Jackson National Separate Account VI
                                    ---------------------------------------
                                    (Registrant)

                                    By:  Jackson National Life Insurance Company

                                    By:  /s/  Andrew B. Hopping
                                         ----------------------------------
                                            by Thomas J. Meyer*
                                            Andrew B. Hopping
                                            Executive Vice President -
                                            Chief Financial Officer and Director

                                    Jackson National Life Insurance Company
                                    ---------------------------------------
                                    (Depositor)

                                    By:  /s/  Andrew B. Hopping
                                         ----------------------------------
                                            by Thomas J. Meyer*
                                            Andrew B. Hopping
                                            Executive Vice President -
                                            Chief Financial Officer and Director

         As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/  Peter Davis by Thomas J. Meyer*                          January 6, 2000
--------------------------------------------                  -----------------
Peter Davis, Chairman and Director

/s/  Robert P. Saltzman by Thomas J. Meyer*                   January 6, 2000
--------------------------------------------                  ------------------
Robert P. Saltzman, President, Chief
Executive Officer and Director

/s/  Clark P. Manning by Thomas J. Meyer*                     January 6, 2000
--------------------------------------------                  ------------------
Clark P. Manning, Chief Operating
Officer and Director

/s/  Andrew B. Hopping by Thomas J. Meyer*                    January 6, 2000
--------------------------------------------                  ------------------
Andrew B. Hopping, Executive Vice President -
Chief Financial Officer and Director

/s/ Thomas J. Meyer                                           January 6, 2000
--------------------------------------------                  -----------------
* Thomas J. Meyer, Attorney-in-Fact

                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned as directors and/or officers of JACKSON NATIONAL LIFE INSURANCE COMPANY, a Michigan corporation, which has filed or will file with the Securities and Exchange Commission under the provisions of the Securities Act of 1933 and Investment Company Act of 1940, as amended, various Registration Statements and amendments thereto for the registration under said Acts of the sale of Individual Deferred Fixed and Variable Annuity Contracts in connection with the Jackson National Separate Account VI and other separate accounts of Jackson National Life Insurance Company, hereby constitute and appoint Andrew B. Hopping, Thomas J. Meyer and Robert P. Saltzman, his attorney, with full power of substitution and resubstitution, for and in his name, place and stead, in any and all capacities to approve and sign such Registration Statements and any and all amendments thereto, with power where appropriate to affix the corporate seal of said corporation thereto and to attest with seal and to file the same, with all exhibits thereto and other granting unto said attorneys, each of them, full power and authority to do and perform all and every act and thing requisite to all intents and purposes as he might or could do in person, hereby ratifying and confirming that which said attorneys, or any of them, may lawfully do or cause to be done by virtue hereof. This instrument may be executed in one or more counterparts.

IN WITNESS WHEREOF, the undersigned have herewith set their names as of the dates set forth below.


/s/      Peter Davis                                               12/14/99
--------------------------------------------                       -------------
Peter Davis, Director                                              Date

/s/      Robert P. Saltzman                                        12/14/99
--------------------------------------------                       -------------
Robert P. Saltzman, President, Chief                               Date
Executive Officer and Director

/s/      Clark P. Manning                                          12/14/99
--------------------------------------------                       -------------
Clark P. Manning, Chief Operating Officer                          Date
and Director

/s/      Andrew B. Hopping                                         12/14/99
--------------------------------------------                       -------------
Andrew B. Hopping, Executive Vice President,                       Date
Chief Financial Officer and Director

                                  EXHIBIT LIST


Exhibit
Number                     Description
------                     -----------

         1.                Resolution   of   Depositor's   Board  of   Directors
                           authorizing the establishment of the Registrant, attached hereto as EX-99.B1.

         4.a. Form of Perspective Counselor Fixed and Variable Annuity Contract, attached hereto as EX-99.B4-a.

           b. Form of Perspective Counselor Fixed and Variable Annuity Contract (Unisex Tables), attached hereto as EX-99.B4-b.

         5. Form of the Perspective Counselor Fixed and Variable Annuity Application, Attached hereto as EX-99.B5.